Exhibit 99

ALLETE 2007 Form 10-K

	For Release:	Feb. 15, 2008
	Contact:	Eric Olson
218-723-3947
eolson@allete.com
	Investor	Tim Thorp
	Contact:	218-723-3953
tthorp@allete.com
NEWS

ALLETE reports 2007 EPS of $3.08, 11% higher than in 2006

ALLETE (NYSE:ALE) today reported 2007 net income of $87.6 million on revenue of $841.7 million, compared to $76.4 million in net income and $767.1 million in revenue in 2006. Diluted earnings per share from continuing operations rose 11% to $3.08 from $2.77 in 2006.

“We are pleased with our financial performance in 2007, especially when considering the difficult market conditions faced by our real estate business,” said Chairman, President, and CEO Donald J. Shippar.

Income from ALLETE’s Energy business segments were $65.9 million for 2007 compared to $52.4 million in the preceding year. Weather-related kilowatt-hour sales increases, a full year’s earnings contribution from the company’s investment in the American Transmission Company, higher rates at Superior, Water, Light & Power and the addition of two new municipal full requirements customers all contributed to the improvement. These increases were partially offset by higher operation and maintenance expenses during the year, compared to 2006. The Energy business also benefited from a lower effective tax rate in 2007.

Income from ALLETE’s Real Estate segment was $17.7 million on 2007 versus $22.8 million in 2006 due to decreased demand for property during the year.

ALLETE continues to expect 2008 earnings per share to be within a range of $2.70 to $2.90, with about 10 to 20 percent from the real estate segment. Shippar also noted that the company’s board of directors recently announced a 5% dividend increase.

ALLETE’s corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE’s Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

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        ALLETE • 30 West Superior Street, Duluth, Minnesota 55802
        www.allete.com

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2007 and 2006
Millions Except Per Share Amounts
	Quarter Ended		Year to Date
	2007	2006	2007	2006
Operating Revenue	$212.3	$197.2	$841.7	$767.1
Operating Expenses
Fuel and Purchased Power	85.2	69.8	347.6	281.7
Operating and Maintenance	80.6	76.0	311.9	296.0
Depreciation	12.7	12.1	48.5	48.7
Total Operating Expenses	178.5	157.9	708.0	626.4
Operating Income from Continuing Operations	33.8	39.3	133.7	140.7
Other Income (Expense)
Interest Expense	(5.9)	(7.3)	(24.6)	(27.4)
Equity Earnings in ATC	3.3	2.0	12.6	3.0
Other	3.6	4.1	15.5	11.9
Total Other Income (Expense)	1.0	(1.2)	3.5	(12.5)
Income from Continuing Operations Before Minority
Interest and Income Taxes	34.8	38.1	137.2	128.2
Income Tax Expense	12.3	13.7	47.7	46.3
Minority Interest	0.3	1.4	1.9	4.6
Income from Continuing Operations	22.2	23.0	87.6	77.3
Loss from Discontinued Operations - Net of Tax	–	(0.4)	–	(0.9)
Net Income	$22.2	$22.6	$87.6	$76.4

Average Shares of Common Stock
Basic	28.6	27.9	28.3	27.8
Diluted	28.7	28.0	28.4	27.9
Basic Earnings Per Share of Common Stock
Continuing Operations	$0.78	$0.82	$3.09	$2.78
Discontinued Operations	–	(0.01)	–	(0.03)
	$0.78	$0.81	$3.09	$2.75
Diluted Earnings Per Share of Common Stock
Continuing Operations	$0.77	$0.82	$3.08	$2.77
Discontinued Operations	–	(0.01)	–	(0.03)
	$0.77	$0.81	$3.08	$2.74
Dividends Per Share of Common Stock	$0.4100	$0.3625	$1.6400	$1.4500

Consolidated Balance Sheet
Millions
	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2007	2006		2007	2006
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$46.4	$149.3	Current Liabilities	$137.1	$143.5
Other Current Assets	168.1	138.4	Long-Term Debt	410.9	359.8
Property, Plant and Equipment	1,104.5	921.6	Other Liabilities	353.6	364.3
Investments	213.8	189.1	Shareholders' Equity	742.6	665.8
Other	111.4	135.0
Total Assets	$1,644.2	$1,533.4	Total Liabilities and Shareholders' Equity	$1,644.2	$1,533.4

	Quarter Ended		Year to Date
	December 31,		December 31,
ALLETE, Inc.	2007	2006	2007	2006
Income (Loss)
Millions
Regulated Utility	$17.0	$13.3	$54.9	$46.8
Nonregulated Energy Operations	0.1	0.8	3.5	3.7
ATC	1.9	1.3	7.5	1.9
Real Estate	2.5	7.1	17.7	22.8
Other	0.7	0.5	4.0	2.1
Income from Continuing Operations	22.2	23.0	87.6	77.3
Loss from Discontinued Operations	–	(0.4)	–	(0.9)
Net Income	$22.2	$22.6	$87.6	$76.4
Diluted Earnings Per Share
Continuing Operations	$0.77	$0.82	$3.08	$2.77
Discontinued Operations	–	(0.01)	–	(0.03)
	$0.77	$0.81	$3.08	$2.74

Statistical Data
Corporate
Common Stock
High	$46.48	$47.84	$51.30	$49.30
Low	$38.17	$42.55	$38.17	$42.55
Close	$39.58	$46.54	$39.58	$46.54
Book Value	$24.11	$21.90	$24.11	$21.90

Kilowatthours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	309.0	300.3	1,141.1	1,100.4
Commercial	339.5	329.3	1,373.1	1,335.2
Municipals	256.2	226.5	1,007.5	910.5
Industrial	1,838.3	1,776.5	7,053.5	7,205.6
Other	22.0	19.3	84.8	78.7
Total Retail and Municipal	2,756.0	2,651.9	10,660.0	10,630.4
Other Power Suppliers	548.5	548.0	2,157.3	2,152.9
Total Regulated Utility	3,313.5	3,199.9	12,817.3	12,783.3
Nonregulated Energy Operations	64.2	59.1	248.4	240.4
Total Kilowatthours Sold	3,377.7	3,259.0	13,065.7	13,023.7

Real Estate
Town Center Development Project
Non-residential Square Footage Sold	65,583	36,976	540,059	401,971
Residential Units	–	231	130	773

Palm Coast Park Development Project
Non-residential Square Footage Sold	–	–	40,000	–
Residential Units	200	–	606	200
Other Land
Acres Sold	33	24	483	732